Filed by: Exult, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Exult, Inc.

Commission File No. 0-30035

Email To: All Exult employees

Distribution Date: September 2, 2004

Welcome to the Hewitt Merger Update, your source for news on the upcoming merger. We’re creating this vehicle based on your request for shorter, more frequent communication rather than lengthier, less frequent news. We will not cover every area in every issue but will hit most topics over the course of the transition. Look for this Hewitt Merger Update in your email box every two weeks. Please continue to send any questions to +Exult Global Communications.

Overall Progress – The integration teams continue to advance their planning for Day One, which is expected to be in early October.

Organization – We expect to roll out information about our organization’s structure at the top level during the week of September 13th, with additional detail in the following weeks.

Operations — Nineteen Operations sub-teams have been formed to date, covering topics from Call Centers and Payroll Processing, to capacity management and quality. Approximately 80 Operations employees from Exult and Hewitt are actively engaged in this integration planning activity and have reached out for advice and input from roughly 240 others.

Since the last update, the Operations team has finalized the combined company’s approach to quality, leveraging Hewitt’s data gathering capability and Exult’s proprietary VCQ tool. Six Sigma will also be a big part of the new Hewitt’s approach to quality going forward.

The Global Sourcing team confirmed that India will continue to be the destination for “offshoring” work through 2005. Hewitt’s Gurgaon facility will continue to support benefits work and Exult’s Mumbai CSC will continue to support multi-process HRO from an offshoring perspective. Both centers will have Contact Center capability.

IT – On the day the merger closes, all Exult employee email addresses will change to Hewitt addresses automatically. For example, John Smith’s email address will change from John.Smith@exult.net to John.Smith@hewitt.com. (Of course, since there are probably many duplicate names, that might be John.Smith.9@hewitt.com) Employees will not need to take any action at that time. Current calendar systems (Microsoft Outlook, Lotus Notes) will not be affected by this cosmetic change. Employees will still be able to receive email at their current exult.net email addresses most likely through the end of October.

All employees will have access to Lotus Notes for email and calendaring, The Source and the Associate Resource (Hewitt’s “intranet”) soon after the close of the merger, most likely in the mid- November to early December timeframe. Guidelines and support on Lotus Notes will take place in Q4 2004. For all business process emails, the exult.net address will work until we migrate the processes into Lotus Notes, and the timing for that remains to be determined.

Sales — Approximately 40 – 50 salespeople and subject matter experts from Exult and Hewitt around the world are coming together on September 13 and 14 for the first Client Pursuit Workshop to plan the approach to obtaining clients for the new Hewitt. This first session is built around a case study covering the client pursuit, evaluating the potential opportunity and building a solution. The workshop is also an opportunity to study each company’s previous successes and to begin to apply each company’s knowledge and experience to future projects and relationships. We expect that there will be many similar sessions after the proposed merger is completed.

Forward-Looking Information

This document contains forward-looking statements and a number of factors could cause actual results or events to differ materially from what we expect. These factors are described in our June 16 press release announcing the transaction and in our SEC filings. Except as provided by federal securities laws, we are not required to publicly update or revise any forward looking statements where as a result of new information, future events or otherwise. In addition, please note that Hewitt and Exult filed a definitive joint proxy statement/prospectus and other documents relating to the proposed merger with the SEC on August 23, 2004. We encourage you to read the definitive joint proxy statement/prospectus because it contains important information relating to the proposed merger transaction.

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